Exhibit  77E0


LEGAL PROCEEDINGS

The Fund is subject to claims and suits that arise from time to time in the ordinary course of business. For example, a court-appointed trustee on behalf of the unsecured creditors of Tribune Co. (the "Trustee"), together with certain individual creditors of the company (the "Individual Creditors") filed actions against former Tribune shareholders who tendered their shares when Tribune went private in 2007 as part of a leveraged buyout ("LBO"). These cases are consolidated in a Multi-District Litigation ("MDL") in the U.S. District Court for the Southern District of New York. There were thousands of defendants in the MDL, including the Large-Cap Strategy Fund (the "Fund"). The suits all sought the same thing: disgorgement of the amounts received by the former Tribune shareholders as part of the LBO, but by different legal theories. During the year ended April 30, 2018, Fund management accepted an offer to settle the MDL and the Fund paid $18,572 to settle the claim.